UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures
Barclays PLC - documents available for inspection at the Document Disclosure Facility
Barclaycard International announces a strategic alliance with Standard Bank of South Africa
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329

Signatures
Barclays PLC — documents available for inspection at the Document Disclosure Facility
Barclaycard International announces a strategic alliance with Standard Bank of South Africa
Notification of directors' interests: Companies Act 1985 s.329
Notification of directors' interests: Companies Act 1985 s.329
Notification of directors' interests: Companies Act 1985 s.329

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: August 29, 2003	By: /s/ Simon Pordage Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: August 29, 2003	By: /s/ Simon Pordage
Simon Pordage Head of Board Support

8 August 2003

Barclays PLC

Documents available for inspection at the Document Disclosure Facility

Barclays PLC announces that the Barclays PLC Interim Report 2003 that was advertised in the Daily Telegraph and the Daily Mail on 8 August 2003 has today been submitted to the United Kingdom Listing Authority for publication through the Document Disclosure Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No: 020 7676 1000

11 August 2003

Barclaycard International announces a strategic alliance with Standard Bank of
South Africa

Barclays PLC today announces that Barclaycard International has entered into a strategic alliance with the Standard Bank of South Africa Limited “Standard Bank” to issue Barclaycards and other branded cards, including a Manchester United branded credit card, in South Africa. The strategic alliance will initially have minimum receivables of ZAR 200m (GBP £16.8m) acquired from Standard Bank’s existing business.

For further information please contact:

Barclays Investor Relations, Karen Menzel, Tel: 020 7699 2960

Barclaycard Press Office, Ian Barber, Tel: 01604 251229

11 August 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The following directors of Barclays PLC notified the Company on 8 August 2003 that they purchased on 8 August 2003 the following ordinary shares in Barclays PLC at a price of 483.45p per share:

		TOTAL BENEFICIAL	TOTAL NON-BENEFICIAL
	BARCLAYS PLC	INTEREST FOLLOWING	INTEREST FOLLOWING
DIRECTOR	SHARES PURCHASED	THIS NOTIFICATION	THIS NOTIFICATION

T D G Arculus	1,189	14,289	—
H M Cropper	1,307	12,886	—
Prof Sandra Dawson	808	808	—
Sir Brian Jenkins	969	5,138	105,200
Sir Nigel Rudd	1,165	11,427	—
S G Russell	1,228	10,353	—
Dr J Zech	1,334	5,195	—

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 11 August 2003 that it had on 7 August 2003 exercised its discretion and released 5,636 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 11 August 2003 that it had on 8 August 2003 purchased a total of 1,109 ordinary shares in Barclays PLC at a price of 486.20p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 11 August 2003 that it had on 7 August 2003 exercised its discretion and released 5,837 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 11 August 2003 that it had on 7 August 2003 exercised its discretion and released 748 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,030,449 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

18 August 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 18 August 2003 that it had between 11 August and 14 August 2003 exercised its discretion and released 55,194 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 18 August 2003 that it had on 11 August 2003 released a total of 1,400 ordinary shares in Barclays PLC at a price of 485.25p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 18 August 2003 that it had on 11 August 2003 exercised its discretion and released 8,388 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 18 August 2003 that it had on 11 August 2003 exercised its discretion and released 1,074 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 80,964,393 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

26 August 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 26 August 2003 that it had on 20 August 2003 exercised its discretion and released 28,048 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 80,936,345 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.